Exhibit (A)(5)(B)
FORM OF NOTICE OF
AMENDMENT OF ELIGIBLE OPTIONS
AND ELIGIBILITY FOR CASH BONUS
To [name]:
     As we previously announced, we have completed our offer to amend certain outstanding options (the “Offer”). As a result of the Offer, the per share exercise price of each of your eligible options has been amended as set forth on Exhibit A attached hereto. Accordingly, the exercise price per share for each of your amended options is as listed under the heading “Amended Exercise Price” on Exhibit A.
     The option amendments have been processed with E*Trade, and you may once again use E*Trade to exercise your options in accordance with their terms. Each amended option will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for such option. The amendment of the per share exercise price of any option has had no effect on the option’s vesting schedule, exercise period, option term or any other term of the option.
     In addition, you are now eligible to receive a special cash bonus (the “Cash Bonus”) as set forth on Exhibit A attached hereto. Your eligibility to receive the Cash Bonus is subject to the terms and conditions of the Offer as set forth in the Offer to Amend dated December 22, 2006, the related Letter of Transmittal and the other tender offer documents that we have filed with the SEC, each as amended or supplemented (collectively, the “Offer Documents”). The Offer Documents, all of which are incorporated herein by reference, reflect the entire agreement between you and Progress with respect to this transaction. That agreement may be amended only by means of a written agreement signed by you and an authorized officer of Progress.
     The Cash Bonus has two components. First, the Cash Bonus payable with respect to amended option shares that were vested as of the expiration date of the Offer will be payable to you on or about January 2, 2008, regardless of whether you are employed by us on the date of payment.
     Second, any Cash Bonus payable with respect to amended option shares that have vested since, or are scheduled to vest after, the expiration date of the Offer (the “Unvested Cash Bonus”) will become payable to you in up to four installments payable on or about April 5 and October 5 of 2008 and 2009 (each, a “Payment Date”). The number of installments for the Unvested Cash Bonus will depend on the date when the latest to vest of your amended options will become fully vested, as more fully described in the Offer to Amend. You must remain employed by us on the applicable Payment Date to receive the portion of the Unvested Cash Bonus payable on that date.
     In the next week or so, we will provide you with a personalized notice listing the estimated portion of the Cash Bonus that you will be eligible to receive on each scheduled payment date. We must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign tax and other payments from each Cash Bonus payment, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.

Exhibit A

Number of
Shares
		Number			Constituting
		of Shares	Original	Amended	an Eligible	Aggregate
Option Number	Grant Date	Granted	Exercise Price	Exercise Price	Option	Cash Bonus